ASIA ENTERTAINMENT ANNOUNCES REGULAR SEMI-ANNUAL CASH DIVIDEND AND SHARE
REPURCHASE PROGRAM

Hong Kong, China – June 21, 2011 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced that its Board of Directors has authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. The first dividend will be paid after the release of financial results for the six-month period ended June 30, 2011.

The Company also announced today that its Board of Directors has authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. In order to comply with our insider trading policy, the program will begin after the release of the Company’s financial results for the six-month period ended June 30, 2011 and will expire on June 30, 2012. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. The repurchase program may be modified, suspended or discontinued at any time.

“We believe that the Company is adequately capitalized to significantly grow its VIP business over the long-term while at the same time returning capital to shareholders at a meaningful rate,” said AERL Chairman Lam.  “With cage capital expected to exceed $200 million as of June 30, 2011, the Board of Directors believes that we are now in a healthy position to pay a dividend to our shareholders.  In addition, the repurchase program further validates our commitment to our shareholders, as we intend to purchase shares of AERL when we believe the market does not adequately reflect the value of our business.”

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010.  AERL is an investment holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world.  One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A.  The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

James Preissler
646-450-8808
preissj@aerlf.com

William Schmitt, ICR
203-682-8294
william.schmitt@icrinc.com